                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT

     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                            ALLIANT TECHSYSTEMS INC.

                  (Name of Issuer and Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)
                         ------------------------------

                                  018804 10 4

                     (CUSIP Number of Class of Securities)
                         ------------------------------

                             DARYL L. ZIMMER, ESQ.
                       VICE PRESIDENT AND GENERAL COUNSEL
                            ALLIANT TECHSYSTEMS INC.
                            600 SECOND STREET, N.E.
                            HOPKINS, MINNESOTA 55343
                                 (612) 931-6140

   (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                    COPY TO:
                            ROBERT A. PROFUSEK, ESQ.
                             JERE R. THOMSON, ESQ.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3939

                                November 6, 1998

     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

                 TRANSACTION VALUATION                                      AMOUNT OF FILING FEE
                     $215,600,000*                                                $43,120

* Calculated solely for purposes of determining the filing fee in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934 and Rule O-11 thereunder. This amount assumes the purchase of 2,800,000 shares of Common Stock at $77 per share.

/ / Check box if any part of the fee is offset as provided by Rule O-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number on the Form or Schedule and the date of its filing.

Amount previously paid: Not applicable.  Filing party: Not
Form or registration no.: Not            applicable
applicable.                              Date filed: Not applicable.

ITEM 1. SECURITY AND ISSUER.

    (a) The name of the issuer is Alliant Techsystems Inc., a Delaware corporation (the "Company"), and the address of its principal executive office is 600 Second Street, N.E., Hopkins, Minnesota 55343. The information set forth under "Certain Information Concerning the Company" in Section 10 of the Offer to Purchase (as defined below) is incorporated herein by reference.

    (b) This Issuer Tender Offer Statement on Schedule 13E-4 (this "Schedule") relates to an offer by the Company to purchase up to 2,800,000 shares of its Common Stock, par value $.01 per share (the "Shares") (including the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of September 28, 1990, as amended, between the Company and The Chase Manhattan Bank (as successor to Manufacturers Hanover Trust Company) as the Rights Agent) at a price per Share not greater than $77 nor less than $67 per Share, net to the seller in cash, specified by the tendering stockholders, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 6, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal," which together with the Offer to Purchase constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. The information set forth on the front cover page of, and in "Introduction," "Number of Shares; Proration; Expiration Date," "Acceptance for Payment of Shares and Payment of Purchase Price," "Interests of Directors and Officers; Transactions and Agreements Concerning the Shares" and "Extension of Tender Period; Termination; Amendments" in the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in "Introduction" and "Price Range of Shares; Dividends" in the Offer to Purchase is incorporated herein by reference.

    (d) Not applicable.

ITEM 2. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b)The information set forth in "Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    (a)-(j)The information set forth in "Introduction," "Purpose of the Offer; Certain Effects of the Offer," and "Interests of Directors and Officers; Transactions and Agreements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 4. INTEREST IN SECURITIES OF THE ISSUER.

    The information set forth in "Interests of Directors and Officers; Transactions and Arrangements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The information set forth in "Interests of Directors and Officers; Transactions and Agreements Concerning the Shares" in the Offer to Purchase is incorporated herein by reference.

ITEM 6. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in "Source and Amount of Funds" and "Fees and Expenses" in the Offer to Purchase is incorporated herein by reference.

ITEM 7. FINANCIAL INFORMATION.

    (a)-(b)The financial information set forth in "Certain Information Concerning the Company-- Summary Historical Consolidated Financial Information" and "--Summary Unaudited Pro Forma Consolidated Financial Information" in the Offer to Purchase is incorporated herein by reference. The financial information set forth on pages 27 through 44 of the Company's 1998 Annual Report, filed as an exhibit to and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1998, a copy of which is filed as Exhibit (g)(1) hereto, is incorporated herein by reference. The financial information set forth on pages 2 through 11 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 27, 1998, a copy of which is filed as Exhibit (g)(2) hereto, is incorporated herein by reference.

ITEM 8. ADDITIONAL INFORMATION.

    (a) Not applicable.

    (b) The information set forth in "Certain Legal Matters; Regulatory Approvals" in the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in "Purpose of the Offer; Certain Effects of the Offer" in the Offer to Purchase is incorporated herein by reference.

    (d) Not applicable.

    (e) All of the information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1) and
(a)(2) hereto, respectively, is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    (a) (1) Form of Offer to Purchase, dated November 6, 1998.

        (2)  Form of Letter of Transmittal.

        (3)  Form of Notice of Guaranteed Delivery.

        (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

        (5)  Form of Letter to Clients.

        (6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

        (7) Form of Letter to Stockholders from Peter Bukowick, President, acting Chief Executive Officer and Chief Operating Officer of the Company.

        (8)  Form of Letter to Participants in the Company's 401(k) plans.

        (9) Form of Letter to Participants in the Company's employee stock purchase plans.

        (10)  Form of Press Release issued by the Company on November 6, 1998.

        (11)  Form of Summary Advertisement published on November 6, 1998.

    (b) (1) Commitment Letter between the Company and The Chase Manhattan Bank, dated October 26, 1998.

    (c)   Not applicable.

    (d)   Not applicable.

    (e)   Not applicable.

    (f)   Not applicable.

    (g) (1) Audited Consolidated Financial Statements of the Company as of and for the fiscal years ended March 31, 1997 and 1998 (incorporated by reference to pages 27 through 44 of the Company's Annual Report, filed as Exhibit 13 to and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1998).

    (2) Unaudited Consolidated Financial Statements of the Company as of and for the six-month periods ended September 28, 1997 and September 27, 1998 (incorporated by reference to pages 2 through 11 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 27, 1998).

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13E-4 is true, complete and correct.

                                ALLIANT TECHSYSTEMS INC.

                                By:             /s/ DARYL L. ZIMMER
                                     -----------------------------------------
                                                  Daryl L. Zimmer
                                                 VICE PRESIDENT AND
                                                  GENERAL COUNSEL

November 6, 1998

                                 EXHIBIT INDEX

                                                                                                                   SEQUENTIALLY
                                                                                                                     NUMBERED
      EXHIBITS                                                                                                         PAGE
--------------------                                                                                             -----------------

(a)        (1)        Form of Offer to Purchase, dated November 6, 1998........................................

           (2)        Form of Letter of Transmittal............................................................

           (3)        Form of Notice of Guaranteed Delivery....................................................

           (4)        Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
                      Nominees.................................................................................

           (5)        Form of Letter to Clients................................................................

           (6)        Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form
                      W-9......................................................................................

           (7)        Form of Letter to Stockholders from Peter Bukowick, President, acting Chief Executive
                      Officer and Chief Operating Officer of the Company.......................................

           (8)        Form of Letter to Participants in the Company's 401(k) plans.............................

           (9)        Form of Letter to Participants in the Company's employee stock purchase plans............

           (10)       Form of Press Release issued by the Company on November 6, 1998..........................

           (11)       Form of Summary Advertisement published on November 6, 1998..............................

(b)        (1)        Commitment Letter between the Company and The Chase Manhattan Bank, dated October 26,
                      1998.....................................................................................

(g)        (1)        Audited Consolidated Financial Statements of the Company as of and for the years ended
                      March 31, 1997 and 1998 (incorporated by reference to pages 27 through 44 of the
                      Company's Annual Report, filed as Exhibit 13 to and incorporated by reference in the
                      Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1998)...........

           (2)        Unaudited Consolidated Financial Statements of the Company as of and for the six-month periods ended September 28, 1997 and September 27, 1998 (incorporated by reference to pages 2 through 11 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 27, 1998).........................................................